CONNECTICUT OFFICE

TORONTO OFFICE:

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Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Tanzanian Gold provides additional updates on its Buckreef Project  following previous announcement doubling Mineral Resources

FOR IMMEDIATE RELEASE

                    April 8, 2020

 TORONTO, April 8,  2020, (GLOBE NEWSWIRE) - Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to provide an update on its Buckreef Project following the press release of March 17, 2020 that announced the results of the 2019 drilling campaign which more than doubled the estimated Mineral Resource in the Measured + Indicated categories for the Buckreef Shear Zone to 2.3 million contained ounces of gold.

Drilling continues in the Company’s Phase III (Ultra-deep) program that was announced on February 26, 2020.

The Company is today announcing the following additional updates on the Buckreef Project:

1.

First Bucket; On April 6 2020 the first bucket was excavated from the Buckreef Open pit, signaling the beginning of mining for ores to be processed by the Company’s new Oxide Plant. Initially topsoil will be removed from the oxide open pit and stored on a sperate topsoil pad. Following removal of the topsoil, oxide ore will be placed in several stockpiles on a separate Run-Of-Mine pad for blending as feed to the Oxide Plant.

2.

Cold Commissioning; The Company’s contractor has announced that before the end of the month they plan to initiate cold commissioning of the Oxide Plant.  In a cold commissioning test, all the parts of the plant will run but there will not be any ore processed.

3.

Conceptual Underground Stope: The Company’s Advisor, SGS Canada Inc., has completed a geotechnical assessment of the Buckreef Deposit at depths below the proposed open pit. The report provides recommendations to guide stope, underground infrastructure, and crown pillar designs. Key recommendations are:

a.

A crown pillar with a minimum thickness of 15 m between the open pit and underground workings

b.

 Unsupported long hole longitudinal stopes have been assessed for widths of 7.5, 10, and 12.5 m for both single and double, 25 m sub-level intervals heights, using Q’ median values. These conceptual or Level 1 underground stope designs will now be advanced to the next level of mine design as the basis for a possible underground operation below the planned Buckreef open pit. This open pit is the basis for the June 26, 2018 43-101 Pre-Feasibility Report.

4.

 Metallurgical Testing Started on Primary Ore: The Company’s Advisor, SGS Canada Inc, has started testing several large samples at its Lakefield, Ontario, Canada facilities. These samples were collected from holes recently drilled in the area of the Pre-Feasibility Study open pit to collect critical flow sheet and design information for a large plant that will process the primary ore that lies below the oxide ore currently being mined. This large plant will be the basis for the Company’s Final Feasibility 43-101 Report.

States Mr. James E. Sinclair, Executive Chairman of the Company “Following the announcement of a doubling of our highest quality resources we are now well placed to complete our oxide ore project and then proceed to Final Feasibility study as evidenced by today’s updates.” Mr. Sinclair goes on to state that “we still have several drills on the property as our testing of the ultra-deep potential and the possible extension of the Buckreef Shear Zone continues.”

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

FIGURE 7 - SCHEMATIC LONGITUDINAL LONGHOLE STOPE

BUCKREEF PROJECT

SCHEMATIC LONGHOLE LONGITUDINAL STOPE

Scale: N.T.S	Date: January 2020
Drawn: ACH	Checked: TLG
Approved: SK	Drawing No. 07

SCALE: N.T.S

TERRANE GEOSCIENCE INC.

Terrane Geoscience Inc.
206 Mataya Dr.
Richibucto Road, NB
E2A 0A6

www.terranegeoscience.com

NOTES:

LENGTH
SPAN (or W)
ORE ZONE
A
SUB-LEVEL 2
LONGHOLE DRILLING
SUB-LEVEL INTERVAL (Floor to Floor)
HEIGHT
SUB-LEVEL 1
SUB-LEVEL INTERVAL (Floor to Floor)
MUCK DRAW LEVEL
SILL PILLAR
DIP
A'
Mining Direction
SUB-LEVEL 2
SUB-LEVEL 1
SILL PILLAR
SECTION
A - A'